January 20, 2023510 Burrard St, 3rd Floor

Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

NASDAQ Exchange

Subject: BRIGHT MINDS BIOSCIENCES INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :Annual General Meeting

Record Date for Notice of Meeting :February 15, 2023

Record Date for Voting (if applicable) :February 15, 2023

Beneficial Ownership Determination Date :February 15, 2023

Meeting Date :March 24, 2023

Meeting Location (if available) :Vancouver BC

Issuer sending proxy related materials directly to NOBO:No

Issuer paying for delivery to OBO:No

Notice and Access (NAA) Requirements:

NAA for Beneficial HoldersNo

NAA for Registered HoldersNo

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON CLASS	10919W108	CA10919W1086

Sincerely,

Computershare

Agent for BRIGHT MINDS BIOSCIENCES INC.